FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the months of June-July, 2004

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                   Form 20-F X     Form 40-F________




Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents which are hereby attached hereto and incorporated by reference herein:

1. Press Release: Costco Installs 200th Fuel Site With Retalix StoreLine Fuel Solution. Dated: June 3, 2004.

2. Press Release: Retalix Ltd. Announces Conference Call to Discuss Second Quarter 2004 Results And Reaffirms Previous Guidance. Dated: July 1, 2004.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 Retalix Limited
                                                 (Registrant)

Date: July 6, 2004.                              /s/ Guy Geri
                                                 ------------------------
                                                 By: Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number                      Description of Exhibit

10.1 Press Release: Costco Installs 200th Fuel Site With Retalix StoreLine Fuel Solution.
                                    Dated: June 3, 2004.

10.2 Press Release: Retalix Ltd. Announces Conference Call to Discuss Second Quarter 2004 Results And Reaffirms Previous Guidance. Dated: July 1, 2004.

                                  EXHIBIT 10.1



Contact Information:
CCG Investor Relations                              Retalix Ltd.
15300 Ventura Boulevard, Suite 303                  Jeff Yelton, CEO,
Sherman Oaks, CA 91403                              Retalix USA
(818) 789-0100                                      469-241-8400
Crocker Coulson, Partner                            infousa@retalix.com
crocker.coulson@ccgir.com


For Immediate Release


                         Costco Installs 200th Fuel Site
                      With Retalix StoreLine Fuel Solution

Dallas, TX, June 3rd, 2004 - Retalix USA (NASDAQ: RTLX), today announced that Costco Wholesale Corp. recently installed the chain's 200th Fuel site with the Retalix StoreLine Fuel Solution. Costco Wholesale Corporation operates an international chain of 433 Membership Warehouses and 200 Fuel Sites, installed in the Warehouse parking lots, with annual sales in excess of $40 Billion. Costco "member only", self service Fuel sites offer their members both convenience and lower prices on gasoline.

Retalix was selected as the preferred fuel application provider by Costco after extensive comparison and performance testing and is currently operating with the Retalix StoreLine solution in all of its North American fuel stations. StoreLine fuel provides high throughput and solid reliability in an unattended environment that includes some of the busiest fuel sites in the country (measured on a "per dispenser" basis). The application ensures that only Costco members can purchase gasoline and accepts debit, credit and cash cards for payment.

"For our station size, Costco has some of the busiest gasoline sites in the country. As such, our primary focus is on throughput and reliability. The Retalix Fuel solution excels in both these critical areas" said Paul Latham, Costco's Vice President of Gasoline. "Our partnership with Retalix, both as vendor and a technology partner, has provided us with improved functionality and the flexibility to adjust to an ever-evolving model".

"The Retalix Fuel solution is operational in over 2,000 sites here in North America and proves itself every day in terms of its performance, reliability and operational flexibility" said Jeff Yelton, CEO of Retalix USA. "Retalix is proud to provide Costco Wholesale Corporation with a Fuel solution that supports their need for a highly stable, high performance system, thus offering superior customer service within a unique operation model of unattended fuel sites."


About Costco Wholesale Corporation
Headquartered in Issaquah, Washington, Costco currently operates 433 warehouses, including 320 in the United States and Puerto Rico, 63 in Canada, 15 in the United Kingdom, five in Korea, three in Taiwan, four in Japan and 23 in Mexico. The Company also operates Costco Online, an electronic commerce web site, at www.costco.com.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global retail fuel and food industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 30,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For further information, please visit the Company's web site at www.retalix.com

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2002, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                      # # #

                                  EXHIBIT 10.2


Contact Information:
CCG Investor Relations                               Retalix Ltd.
15300 Ventura Boulevard, Suite 303                   Barry Shaked, CEO
Sherman Oaks, CA 91403                               Danny Moshaioff, CFO
(818) 789-0100                                       Retalix Ltd.
Crocker Coulson, Partner                             (011) 972-9-776-6677
crocker.coulson@ccgir.com                            (760) 931-6940


FOR IMMEDIATE RELEASE

                Retalix Ltd. Announces Conference Call to Discuss
                           Second Quarter 2004 Results
                         And Reaffirms Previous Guidance

Ra'anana, Israel, July 1, 2004 - Retalix Ltd. (Nasdaq: RTLX) announced today that it will be holding a conference call to discuss results for the second quarter of FY 2004 on Wednesday, August 4th, 2004, at 10:30 AM EST (7:30 AM PST and 17:30 Israeli Time). Participating in the call will be Retalix Ltd. CEO Barry Shaked; CFO Danny Moshaioff; and Jeff Yelton, CEO of Retalix USA. Second quarter results will be released on Wednesday, August 4th, 2004, at 5:00 AM EST (2:00 AM PST and 12:00 PM Israeli Time).

Retalix reaffirmed its previous 2004 guidance, which included revenue growth of approximately 30% in 2004 in comparison to 2003 and a net income of $5.5 million including adjustment for the effects of its recent offering. The Company also stated that it anticipates second quarter revenues to exceed $28 million, and that the integration of OMI International is proceeding according to plan.

The conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site for 90 days.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global retail fuel and food industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 30,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web site at www.retalix.com. For further information, please visit the Company's web site at www.retalix.com

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.



                                      # # #